Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Six Months Ended June 30, 2012
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$23,674
Fixed charges	50,364
Capitalized interest	(327)
Distributions of earnings from unconsolidated affiliates	2,211
Total earnings	$75,922

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$47,591
Amortization of deferred financing costs	1,802
Financing obligations interest expense	(96)
Capitalized interest	327
Interest component of rental expense	740
Total fixed charges	50,364
Preferred Unit distributions	1,254
Total fixed charges and Preferred Unit distributions	$51,618

Ratio of earnings to fixed charges	1.51
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.47